UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Nanosphere, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63009F105

(CUSIP Number)

May 14, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	63009F105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SWK Holdings Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	400,000
OWNED
BY EACH	7.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	400,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%

12.	TYPE OF REPORTING PERSON CO

CUSIP No.	63009F105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SWK Funding LLC 04-2683227

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	400,000
OWNED
BY EACH	7.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	400,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%

12.	TYPE OF REPORTING PERSON OO

Item 1.
(a)	Name of Issuer Nanosphere, Inc.

(b)	Address of Issuer’s Principal Executive Offices 4088 Commercial Avenue, Northbrook, Illinois 60062

Item 2.
(a)	Name of Person Filing

This Schedule 13G is filed on behalf of the SWK Holdings Corporation (“SWK”) and SWK Funding LLC (“Funding” and, together with SWK, the “Reporting Persons”). In connection with a lending transaction, Funding received warrants to acquire 400,000 shares of common stock of Common Stock of Nanosphere, Inc. at an exercise price of $0.01 per share.
SWK owns 100% of Funding.

(b)	Address of Principal Business Office or, if None, Residence The principal business address of each Reporting Person is: 14755 Preston Road, Suite 105, Dallas, Texas 75254

(c)	Citizenship SWK is a Delaware corporation and Funding is a Delaware limited liability company.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 63009F105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
	(b)	Percent of Class:
6.4%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote	See responses to Item 5 on each cover page.
		(ii)	shared power to vote or to direct the vote	See responses to Item 6 on each cover page.
		(iii)	sole power to dispose or to direct the disposition of	See responses to Item 7 on each cover page.
		(iv)	shared power to dispose or to direct the disposition of	See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
See Item 2(a).

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SWK Holdings Corporation

By:	/s/ J. Brett Pope
Chief Executive Officer

SWK Funding LLC
By:	SWK Holdings Corporation, its sole Manager

By:	/s/ J. Brett Pope
Chief Executive Officer